7/1

03024191

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aquarius Platinum Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5097 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/03



PLATINUM LIMITED



ANNUAL REPORT 2002

Corporate information

Exempt Company Number
EC 26290
(Incorporated in Bermuda)

Registered Office
Clarendon House
2 Church Street
Hamilton HMEX
Bermuda

Board of Directors
Nicholas T Sibley
Stuart A Murray
Walter E Vorwerk
James H Slade
Catherine E Markus
Patrick D Quirk

Company Secretary
Willi M P Boehm

Stock Exchange Listings
Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX) and the London Stock Exchange (AQP.L).

Share Registers

Bermuda
Codan Services Limited
Clarendon House
2 Church Street
Hamilton HMEX

Australia
Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia 6000

Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

United Kingdom
Computershare Registry Services Plc
The Pavilions
Bridgewater Road
Bedminster Down
Bristol BS99 7NH

Telephone: +44 870 702 0002
Facsimile: +44 207 930 6996

Auditors
Ernst & Young

Internet Address
www.aquariusplatinum.com

Contents

A landmark year for Aquarius Platinum, with corporate restructuring, joining the LSE main board and the acquisition of a 50% stake in Mimosa.



Solid financial performance with net profits of USD21.8 million and a dividend of 6 US cps.

I am pleased, in my first year as Chairman, to report on a landmark year for Aquarius Platinum.

Financial performance has been sound with an increase in net profits of 10% to USD21.8 million. Dividends were increased by 50% to US cents 6 per share. It is your Board's intention to pursue, within prudential bounds, a progressive dividend policy.

During the year, we have consolidated all of our South African interests into Aquarius Platinum (South Africa) Limited which has also acquired the minority interests in Kroondal Platinum Mines Limited (Kroondal). Acquisition of the strong cash flow from the Kroondal Mine provides for further planned expansion, construction and exploration together with the expertise of the proven team which has developed and manages the mine. The restructuring also resulted in a reduction of USD41 million in the group's interest-bearing debt, which currently stands at USD39 million.

In July 2002, whilst maintaining its listing in Australia, the company's shares were admitted to the main board of the London Stock Exchange. This will increase the company's profile with investors.

Board changes have taken place in recent months. In July Mr Ed Nealon resigned as Chairman and from the Board. On behalf of shareholders and the Board I would like to express our thanks for his very considerable contribution to Aquarius Platinum from its inception and am delighted that he will continue his close association with the company as senior adviser. I am also very pleased to report that Mr Patrick Quirk, who has lengthy experience in the mining and metals industry, has joined the Board. I will greatly value their wisdom.

In May 2002 the company acquired a 50% interest in ZCE Platinum Limited, which owns Mimosa Mining Company Private Limited located on the Zimbabwean Great Dyke, one of the world's most important platinum regions. Mimosa currently produces 31,000 oz of PGMs per annum and is planned and fully financed to increase production to an annual rate of 135,000 oz by the end of 2003. Whilst having a substantially longer life than the company's present and developing mines, Mimosa is, consistent with the company's policy, a low cost producer of PGMs. Zimbabwe has a modern legal framework for mining and it is Zimbabwean Government policy to indigenise mining activities in that country. This policy has not yet been detailed but it is expected that it will not be implemented without consultation with concerned parties. The importance of the platinum industry to the economy of Zimbabwe is well recognised and Mimosa has been granted National Project status, giving it access to fiscal and financing benefits.

Our position in South Africa is now well established. There we enjoy a strong mining culture, a tax regime which rewards capital investment and a permitting system which is one of the most straightforward in the world. The new Mineral and Petroleum Resources Development Act, which became law in October 2002, is designed, understandably, to redress long-standing imbalances and anomalies in the mining industry. Whilst there is presently some lack of clarity in respect of certain of its proposals, your Board is confident that a common understanding will emerge during the implementation process. As an independent, mid-sized producer specialising in the exploitation of smaller mining prospects, we see opportunities as the "use it or lose it" principle is applied to mineral rights which have been tightly controlled by the industry majors for many years.

The leaked draft Mining Charter, addressing black empowerment issues, added to international investors' growing concerns about the prospects for South Africa's mining industry. Subsequently, Government has given assurances that the draft is a document for discussion and it is generally held that the parties will emerge from the discussions with solutions which will be acceptable to most. Aquarius Platinum's management continues to explore ways in which the company can participate in black empowerment.

Looking forward into the not too distant future, Aquarius Platinum is well placed to produce 600,000 oz of PGMs by 2005. If the management of costs can be kept in line with the achievements to date, the growth in production will mitigate against the vagaries of metal prices.

In both the short and medium term, prospects for shareholders of Aquarius Platinum would seem to be good.

In finishing, I would like to express, on behalf of shareholders and the Board, appreciation of the great efforts and skills of the management team and the contractors who have done so much to contribute to our achievements and on whose loyalty and continued efforts we will depend for continuing success.

Nicholas T Sibley
Chairman
23 September 2002



The company is on track to produce 600,000 ounces of PGMs by 2005. Prospects in both the short and medium term remain good.



Chief Executive Officer's report



Aquarius Platinum has had a very satisfying year, reflecting a solid performance, financially and operationally.

Aquarius Platinum is now well positioned, both structurally and financially, to take full advantage of future opportunities.

Aquarius Platinum has had a very satisfying year, reflecting a solid performance, financially and operationally.This achievement is all the more satisfying given the turmoil in global markets, and some loss of confidence, particularly amongst smaller, private investors abroad precipitated by debate around South Africa's new Mineral and Petroleum Resources Development Bill.

Financial review

The group recorded a 10% increase in net profit. After depreciation and amortisation of USD16.3 million, tax amounting to USD14.7 million and interest expense of USD5.5 million, net profit for the year was USD21.8 million. With this positive result, we have declared a final dividend of USD0.04 per share, absorbing an amount of USD3.2 million, to be funded from the group's cash reserves. Total dividends for the year therefore amount to USD0.06 per share.

We have weathered weakening market conditions, with much lower PGM prices. The average basket price for metals declined from USD785/oz in F2001 to USD512/oz in the year under review. This represents a decline of some 35% and, based on last year's production, would have had the effect of reducing revenue by USD40 million. This was offset by an increase of USD36 million in revenue as production from the Kroondal Mine built up. The weakening of the South African currency against the US dollar provided a further cushioning effect; the average exchange rate declined by 33% to ZAR10.148: USD1.00. These conditions contributed to revenues for the year being only 2.6% lower at USD94.9 million, down from USD97.4 million in F2001.



Interest expense for the year was USD5.6 million (F2001: USD4.5 million). Amortisation arising from the fair value uplift to mineral properties as a result of the purchase of Kroondal Platinum Mines Limited increased from USD3.7 million to USD11.0 million, which comprises USD8.1 million amortisation under IAS 22, and USD2.9 million under IAS 12, which has an equivalent adjustment in the taxation expense. This was offset by the decrease in allocation of profits to the minority interests which reduced from USD15.5 million to USD0.9 million.

Being in the lowest cost quartile of PGM producers while metal prices are low, has allowed us to continue on our path of corporate growth. Our plans for Marikana and Everest South remain on track, and we will continue to ensure that we remain in this cost quartile.

Corporate re-structuring

The company's management team and its advisors invested considerable effort in a complex corporate restructuring process that took most of the financial year to complete. This went beyond the delisting of Kroondal Platinum Mines Limited and its merger with Aquarius Platinum (South Africa) to include a complete re-financing of the business. I am pleased to report that the work is now complete with a reduction in the group's interest-bearing debt from USD80.7 million to USD39.5 million.


AQP
75%
50%
AQP(SA)
Kroondal
Marikana
Everest South
Everest North
Chieftains Plain
ZCE Platinum
100%
Mimosa

The company is now well positioned, both structurally and financially, to move ahead. Simply put, Aquarius Platinum now has two operating legs – one holding a 75% stake in Aquarius Platinum (South Africa) and one holding a 50% stake in ZCE Platinum, following its acquisition. Aquarius Platinum manages the former and is joint manager of the latter with Impala Platinum Holdings Limited.

Market review

Despite the impact on global markets of September 11 and further uncertainty caused by the more recent spate of US corporate governance scandals, the platinum market has been resilient, if not robust. The metal's price has reflected this. China's love affair with the metal as jewellery and the growth scenario for diesel car catalysts both augur well for continued healthy demand.

While palladium has been in more of a fundamental mine supply-demand balance, lower price levels have prevailed. Palladium – like platinum – has outstanding catalytic qualities. Indeed, the two complement each other in the automotive industry and their prices should find a relationship to each other as a consequence. Short of another major shock leading to a "melt-down" in global markets, I expect price levels for platinum in particular to remain buoyant.





Operations

Kroondal

The primary operation of Aquarius Platinum (South Africa), the Kroondal Mine is situated on the western limb of the Bushveld Complex. Kroondal Mine continues its superior performance; the expansion programme to increase production from 130,000 to 240,000 PGM oz per annum was commissioned in October 2001. During the year under review, some 217,296 PGM oz were produced from 2,943,000 processed tons. Recoveries for the period were satisfactory at 75%, albeit slightly below the target of 78%.

Total mining costs for the year amounted to some ZAR75.77 (F2001: ZAR70.44) per run-of-mine (ROM) ton processed while total plant costs equated to ZAR23.44 (F2001: ZAR23.81). Cash costs per ounce remain at the bottom-end of the cost curve at ZAR1,518 (F2001: ZAR1,552) or USD150 per ounce during the year. This is a commendable performance given the expansion in production and the inflationary pressures associated with the weakening of the South African currency.


DIIR 12-month moving average
2.5
2.0
1.5
1.0
0.5
0.0
DIIR = The number of lost time injuries expressed as a rate per 200,000 man hours worked
Lost time injury = Occurrences with one or more days lost
Chrome mine 1 end Jun 02
Chrome mine 2 end Jun 02
Sample platinum mine end Jun 02
Kroondal Mine 12-month moving

It is anticipated that during the coming year, open cast mining operations will draw to a close, which will require increased production from the underground operations. The necessary logistics for this to take place have been thoroughly planned and are being implemented.

Capital projects for the year saw the design, manufacture and erection of a chrome fines handling plan. The underground and plant expansion programmes have necessitated the construction of a second tailings dam. The first phase of this was completed in December 2001, and Phase 2 is well under way. Total capex for the year amounted to ZAR90.1 million (USD8.9 million).


Reportable injuries per 1,000m² mined
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Reportable accident = As per MH and SA Reg. 23.1 (a) to (d)
Platinum industry average
Chrome industry average
Kroondal average 12 months

Relationships with and performance by the main contractor companies remain good and support Aquarius Platinum's "small mine" operating principles – which are now being adopted by some of the major players.

Safety performance at Kroondal Mine remained good, with a Lost Time Injury Frequency Rate (LTIFR) of 2.0 and a Reportable Injury Frequency



Rate (RIFR) of 0.257, the latter significantly ahead of the industry averages. Mining (Cementation-Skanske) and processing (Minopex) contractors continue to maintain a high standard of safety and this is recognised by the 5-star NOSA awards they have attained at Kroondal Mine. While encouraged by this performance, we continue to apply zero tolerance to accidents.

In terms of productivity, Kroondal Mine once again leads the industry and, as a result, is one of the lowest cost PGM producers in the country.

Marikana

The Marikana Mine is progressing well, with plant commissioning scheduled for late in 2002. Plans are on track to complete construction at Marikana Mine by the end of the calendar year. All civil structures have been completed and the erection of steel and equipment is under way. The main access road is also complete.

Following approval of Marikana Mine's Environmental Management Programme Report by the Department of Minerals and Energy in late May 2002, pre-stripping of the ore body began one month ahead of schedule in June this year. It is anticipated that the first ore will be delivered by October, which will be stockpiled until the plant is commissioned by the end of the year. First concentrate is expected by January 2003. Thereafter, a steady production build-up will see this project producing a forecast 155,000 PGM oz per annum.

It is expected that the mine will be completed within the approved budget of ZAR630 million (USD61 million). Capex for the year was ZAR216.3 million (USD21.3 million).

Everest South

The Everest South platinum project is located on the southern section of the eastern limb of the Bushveld Complex. Still in feasibility stage, trial shaft sinking began in mid-May 2002. Since provisional results indicate that mining will be predominantly underground, it is anticipated that wide-reef bord and pillar mining methods will be used to extract the ore. As at Kroondal, waste will be removed through the Dense Media Separation (DMS) process. At present, a detailed Environmental Impact Assessment (EIA) is under way at Everest South.



Average productivity
m² comparison
35
30
25
20
15
10
5
0
Average Jan 02 – Jun 02
Total m²/total Kroondal person
Total m²/total person platinum industry average (estimated)
Average productivity
ROM tonnes
ROM Tonnes
200
180
160
140
120
100
80
60
40
20
0
Average Jan 02 – Jun 02
Total ROM ton/total Kroondal person
Total ROM ton/total Kroondal person platinum industry average (estimated)
Average productivity
PGM oz comparison
PGM
14
12
10
8
6
4
2
0
Average Jan 02 – Jun 02
PGM oz/total Kroondal person
PGM oz/total person platinum industry average (estimated)

In Mimosa we acquired a low cost, long-life asset to complement the company's suite of comparatively short-lived South African assets.

Of the ZAR21 million (USD2.1 million) budgeted for the study, approximately ZAR8.1 million (USD0.8 million) was expensed as at the end of the financial year, primarily on bulk sampling and drilling operations.

ZCE Platinum

In May 2002, we announced the acquisition of a 50% stake in ZCE Platinum Limited for a consideration of 6.8 million shares issued at GBP3.89 and valued at GBP26.7 million. The transaction became effective on 1 July 2002. ZCE Platinum owns Mimosa, an unlisted platinum mine located on Zimbabwe's Great Dyke, the world's most significant PGM complex after South Africa's Bushveld complex. Currently Mimosa produces at a rate of 31,000 PGM oz per year, ramping up to 135,000 PGM oz per annum by the end of 2003. There is the potential to expand production to in excess of 250,000 PGM oz in the future. The mine's costs are envisaged to be in the region of USD161/PGM oz; this reduces to USD57 net of by-products.

In Mimosa we acquired a low cost, long-life asset to complement the company's suite of comparatively short-lived South African assets. The purchase price represented an 8% dilution for shareholders in return for a doubling of the company's reserves and resources, coupled with strong attributable cash flows at the outset. We believe this represents a fair return on the risk/reward equation for shareholders. In terms of mining method and concentration process, Mimosa is well suited to the Aquarius Platinum portfolio of operations and projects.



Social responsibility

We enjoy healthy relations with both the surrounding communities and local farmers. This was supported by the construction of replacement rural infrastructure to accommodate farm labour tenants displaced by activities at the Marikana Mine. Furthermore, land not required for mining has been made available to support employment in adjacent areas. During the period under review, we assisted with the upgrading of roads in the areas surrounding our operations and purchased first aid kits for the local community. We intend building on the healthy foundations of these relationships in future.

On the environmental front, operational management has implemented a number of projects, ranging from the monitoring of air pollution on the periphery of the mine to affording the local farming community access to rehabilitated

Looking to the year ahead, we understand that we must maintain a strong emphasis on project and product delivery, so that we can continue to meet the expectations of our shareholders.

land for sunflower cultivation. In addition, a weed eradication programme has been completed and on-site meetings as well as a highly successful "farmers day" were hosted to inform the community of future mining progress at Kroondal.

Occupational health

A significant factor in the southern African mining industry is the AIDS pandemic. While we intend to provide appropriate care for our admittedly limited number of employees (contractors employ the bulk of the employees active on the mines), we believe our role is to ensure that the contractors act responsibly and in keeping with the efforts of our peers in the industry.

We are proud to be a part of a joint HIV/AIDS initiative run under the auspices of a Lonmin/Impala Platinum/Anglo Platinum/Aquarius Platinum banner in the Rustenburg area. The operation employs a full time nurse and provides employees with access to nursing care 24 hours per day. Operations at Marikana Mine will fall in line with this approach.

Prospects

Looking to the year ahead, we understand that we must maintain strong project and product delivery. We intend to continue to exploit Kroondal Mine for maximum effect, commission Marikana Mine; complete the Everest South feasibility study and have permitting and finance in place by the financial year-end; and deliver on Mimosa's first expansion phase in the same time frame. It will be a busy year by any estimation and one in which we will, I believe, continue to meet the expectations of our shareholders.

Stuart Murray
Chief Executive Officer



Photograph courtesy of Platinum Guild International

			Marikana			KPM – Kroondal Block			KPM – Waterval Block		
			Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Mineral Resources		Measured	15.4	4.31	2.1	13.9	5.28	2.4			
		Indicated	7.0	4.33	1.0				4.8	5.19	0.8
		Inferred	0.9	4.32	0.1						
		TOTAL	**23.3**	**4.31**	**3.2**	**13.9**	**5.28**	**2.4**	**4.8**	**5.19**	**0.8**
Ore Reserves	Open cast	Proven	8.8	3.98	1.1	2.5	5.06	0.4			
		Probable	2.9	3.95	0.4				0.5	5.39	0.1
	Underground	Proven				8.8	5.36	1.5			
		Probable	7.2	3.39	0.8				2.6	5.21	0.4
		TOTAL	**18.9**	**3.75**	**2.3**	**11.3**	**5.29**	**1.9**	**3.0**	**5.24**	**0.5**



Aquarius Mineral Reserves have been quoted in compliance with the Code of Reporting of Mineral Resources and Ore Reserves, the JORC Code, prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy. In terms of the JORC code, resources and reserves are categorised according to the following principles:

A Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource


Kroondal Mine
Legend
Lease area
UG2 outcrop
Mined openpit
Mined underground
5 Year mine plan
N
Scale
0
500m
1000m

Everest South			Everest North			Mimosa			Total	
Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Mt	Moz
16.9	4.47	2.4				38.6	3.49	4.3	85.8	11.3
15.0	4.44	2.1				85.2	3.49	9.6	112.0	13.6
3.0	4.22	0.4	14.8	4.8	2.3	39.6	3.49	4.4	57.3	7.3
36.3	**4.44**	**5.2**	**14.8**	**4.8**	**2.3**	**163.5**	**3.49**	**18.3**	**256.5**	**32.2**
									11.3	1.5
									3.4	0.5
						18.8	3.92	2.4	27.6	3.9
						51.7	3.92	6.5	61.4	7.7
						70.5	**3.92**	**8.9**	**103.7**	**13.6**

are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence into Inferred, Indicated and Measured categories.

An Ore Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and


Marikana Mine
Legend
UG2 outcrop
Open cast ore
Underground ore
UG2 reef contours
Roads
Dyke
Slimes dam
Plant
N
Scale
0
600m

(continued)






Mimosa Mine
N
Scale
0
1
2km
Legend
Lease area
UG2 outcrop
Mined underground
5 Year mine plan
Dyke
Fault

governmental factors. These assessments demonstrate at the time of reporting that extraction could be reasonably justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The Aquarius Platinum Mineral Resources are quoted inclusive of Ore Reserves with grade values based on 4E (Pt, Pd, Rh and Au). All grades, with the exception of Kroondal, are uncorrected. The grades at the Kroondal and Waterval blocks have been corrected by a factor of 1.12. The following Competent Persons, appropriately qualified and experienced, are responsible for the resources quoted in the table above:



Everest South Project Area
Legend
Exploration boundary
UG2 outcrop
1250 UG2 reef contours
Fault
Dyke
N
Scale
0
500m



• Kroondal:	I Cilliers (MSc, Pr. Sci. Nat.)
• Marikana underground:	A Earl (AWASM, FAusIMM (CP))
• Marikana open cast:	R Crozer (MAusIMM)
• Everest South:	I M Glacken (MSc, FAusIMM (CP), CEng, MIMM, MAIG, MGAA)
• Everest North:	O Dix (MSc, Pr. Sci. Nat.)
• Mimosa Mine:	D Mapundu (BSc, MGSZ)

Aquarius Platinum has increased its resource base substantially during the past year with the addition of a 50% stake in ZCE Platinum and its wholly owned subsidiary, Mimosa Mining Company. Subsequent to the transaction, Mineral Resources have increased from 93Mt (13.9Moz) to 256.5Mt (32.2Moz) and Ore Reserves have increased from 33.2Mt (4.7Moz) to 103.7Mt (13.6Moz).

The directors of Aquarius Platinum Limited provide hereunder their report as to the results and state of affairs of the economic entity for the financial year ended 30 June 2002.

Directors

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T Sibley
Edward F G Nealon (resigned 17 July 2002)
Stuart A Murray
Walter E Vorwerk (appointed 27 May 2002)
James H Slade
Catherine E Markus
Craig R Munro (resigned 12 February 2002)
Patrick D Quirk (appointed 17 July 2002)

Principal activities

The principal activities of entities within the consolidated entity during the financial year were mineral exploration, mine development, production and investment. During the year, the principal focus revolved around the operations of the Kroondal Mine, further development of the Marikana Mine and evaluation of the Everest South Project.

There has been no significant change in the nature of these activities.

Results of operations

The consolidated net profit of the economic entity after provision for income tax and outside equity interests was USD21,769,878.

Review of operations

In April 2002, the group completed a rationalisation of its South African assets and liabilities. Following the reorganisation, its controlled entity, Aquarius Platinum (South Africa) – assumed the role of operating arm of the Aquarius group in South Africa and now owns and operates the Kroondal Mine, the Marikana Mine which is currently being constructed, the Everest South Project, presently subject to feasibility study, and the Everest North and Chieftains Plain prospects.
Production of platinum group metals for the financial year was 217,296 oz, an increase of 70,525 oz from the previous financial year. Summarised production results are as follows:

Production (oz)	**2002**	**2001**
Platinum (Pt)	133,238	88,053
Palladium (Pd)	60,682	42,272
Rhodium (Rd)	22,102	15,348
Gold (Au)	1,274	1,098
Total	**217,296**	**146,771**

Construction activities at the Marikana Mine are nearing completion with delivery of the first concentrate expected in January 2003. The Everest South feasibility study is proceeding as planned with completion of the study report scheduled for December 2002.

A detailed review of operations and activities appears separately in this annual report.

Dividends

The 2001 final dividend of USD0.04 cents per common share was approved by shareholders and paid on 12th September 2001. An interim dividend of USD0.02 cents per common share was paid on 19th April 2002. The directors recommend the payment of a final dividend of USD0.04 per common share for the current year.

Aquarius Platinum share and option plans

During the year, 1,715,000 options (F2001: nil) over ordinary fully paid common shares in Aquarius Platinum and 1,730,000 common shares (F2001: nil) in Aquarius Platinum were granted and issued under the respective Plans. Of the options issued, 625,000 options were issued to a director, Mr SA Murray. The terms of these options are disclosed in notes 22(d) and 27 of the accounts. Of the common shares issued in terms of the Share Plan, 750,000 were issued to Mr EFG Nealon (former director) and 350,000 were issued to Mr WPM Boehm (Company Secretary).

The amount outstanding pursuant to the issue of these shares as disclosed in note 7 of the accounts is USD6.8 million. Of this amount, USD2.8 million is attributable to Mr EFG Nealon and USD1.3 million is attributable to Mr WMP Boehm.

During the financial year and up to the date of this report a total of 615,000 fully paid common shares in the capital of the parent entity have been issued by virtue of the exercise of 200,000 Aquarius Platinum options and 415,000 Aquarius Platinum Australia options.

No person entitled to exercise the options has any right by virtue of the option to participate in any share issue of the company or any related body corporate.

Significant changes in the state of affairs

The directors are not aware of any significant change in the state of affairs of the group that occurred during the financial year which has not been covered elsewhere in this annual report.

Events subsequent to the end of the financial year

Apart from events as disclosed in note 33 of the accounts there has been no other significant event that has occurred since the end of the financial year.

Likely developments and expected results

Other than matters referred to in this report and in the state of affairs of the group in the review of operations, the directors have no reference to make to likely developments in the operations of the group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures would prejudice the interests of the group.

Information on directors

Director	Qualifications, experience and special responsibilities	Shares and options in Aquarius in which directors have a beneficial interest
Nicholas T. Sibley (Non-executive chairman)	FCA Mr Sibley is a chartered accountant and is a director of a number of quoted investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Board in October 1999 and assumed the chairmanship in July 2002.	711,459 shares
Stuart A Murray (Chief executive officer)	B.Sc. (Chem.Eng), AMI ChemE After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. Following a 17-year career in the South African platinum industry, Mr Murray joined Aquarius Platinum Limited in May 2001 and was appointed chief executive officer on 1 September 2001. He is responsible to the Board for the implementation of the Group's strategic plan to achieve 600,000oz of PGM production per annum by 2005.	625,000 options exercisable at GBP2.50 pursuant to the terms of the Aquarius employee option plan.
Walter E Vorwerk (Executive director-Finance)	B.Com, CA (SA) Mr Vorwerk has had extensive executive and operational experience at all levels within the southern African mining industry and has held directorships of many industry-related companies. He has overseen and been involved in numerous merger, acquisition and disposal transactions within AngloGold and has had	Mr Vorwerk's contract of employment includes a grant of 400,000 options over Aquarius shares exercisable at GBP3.43. This grant is subject to shareholder approval.

Information on directors *(continued)*

Director	Qualifications, experience and special responsibilities	Shares and options in Aquarius in which directors have a beneficial interest
Walter E Vorwerk *(continued)*	exposure to corporate finance and accounting matters at an international level. Mr Vorwerk was appointed to the board of directors in May 2002.	
Patrick D Quirk (Non-executive director)	B.Comm A director since July 2002, Mr Quirk has many years experience in the metals and mining sectors, operating in Zimbabwe, South Africa, the United Kingdom, Switzerland and Monaco. He is currently a Director of Zimasco Consolidated Enterprises Limited and Tati Nickel. The former purchased the Mimosa Platinum Mine from Union Carbide in 1993. Mr Quirk holds a commerce degree from Rhodes University, Grahamstown. He currently resides in London.	6,862,658 shares indirect, partial holding.
James H Slade (Non-executive director)	A director since January 1997, Mr Slade is an investment banker based principally in New Zealand and Hong Kong. He has in excess of 21 years experience as an investment banker in both London, Hong Kong and latterly Manila, where he was the country head responsible for setting up Nomura Securities Philippines. He also has directorships with investment houses based in New Zealand.	350,000 shares
Catherine E Markus (Non-executive director)	BA, LLB Cathie Markus is a qualified attorney, notary and conveyancer and since practising as an attorney in South Africa, has held internal corporate lawyer appointments in engineering and platinum mining companies for the last 16 years. Mrs Markus is currently an executive	Nil

Information on directors *(continued)*

Director	Qualifications, experience and special responsibilities	Shares and options in Aquarius in which directors have a beneficial interest
Catherine E Markus *(continued)*	director of Impala Platinum Holdings Limited, the world's second largest platinum producer, listed in South Africa and is also a non-executive director of the companies which make up Lonmin's Platinum Division. Mrs Markus was appointed to the board of directors in December 2000.	

Meetings of directors

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2002 and the number of meetings attended by each director are as follows:

Director	Number of meetings held whilst in office	Number of meetings attended
Edward F G Nealon	4	4
Stuart A Murray	4	4
James H Slade	4	4
Nicholas T Sibley	4	4
Catherine E Markus	4	4
Walter E Vorwerk (Appointed 10 May 2002)	1	1
Craig R Munro (Resigned 12 February 2002)	2	2
Patrick D Quirk (Appointed 17 July 2002)	–	–

Environmental regulation and performance

The estimated final cost of rehabilitation following the cessation of current mining operations is based on current legal requirements and existing technology and is assessed annually. Environmental rehabilitation costs are recognised over the periods in which the obligation arises using the unit of production method based on estimated proven and probable reserves. The KPM Limited Rehabilitation Trust has been established in accordance with statutory requirements.

Directors' benefits

Disclosure of benefits provided to directors' during the financial year is made under notes 27 and 28.

Since the end of the previous financial year, no director of the parent entity has received or become entitled to receive a benefit (other than a benefit included in the aggregated amount of emoluments, received or due and receivable by directors shown in the accounts) by reason of a contract made by the parent entity or a related body corporate with the director or with a firm of which he is a member, or with an entity in which he has a substantial financial interest, with the exception that during the year fees were paid in the normal course of business to Athlone International Consulting Pty Ltd a company in which Mr EFG Nealon has a financial interest, for the provision of geological services to the economic entity and to Mundi Investments Pty Ltd a company in which Mr CR Munro has a financial interest, for the provision of accounting and management services to a controlled entity. Full details are disclosed in note 30 – Related parties.

Directors and officers insurance

During the year the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors of the company and officers, being the company secretary. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contracts, as such disclosure is prohibited under the terms of the contract.

Signed in accordance with a resolution of the directors.

WE VORWERK
Director

Perth, W.A.
23 September 2002

This statement outlines the main corporate governance practices that were in place throughout the financial year unless otherwise stated.

Board of directors

The board is responsible for the overall corporate governance of the economic entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The board meets regularly in order to retain full and effective control over the company and monitor the executive management. The board has established a framework for the management of the company including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

Each director has the right to seek independent professional advice on matters relating to his position as a director of the company at the company's expense, subject to prior approval of the chairman which shall not be unreasonably withheld.

Composition of the board

The names of the directors of the company, together with details of their relevant qualifications and experience are set out in the directors' report in this annual report.

The procedures for election and retirement of directors are governed by the company's bye-laws and the Listing Rules of ASX.

The composition of the board is determined using the following principles:

- The majority of the directors are non-executive;
- The board comprises directors with a range of expertise encompassing the current and proposed activities of the company.
- Where a vacancy is considered to exist, the Board selects an appropriate candidate through consultation with external parties, consideration of the needs of the shareholder base and consideration of the needs of the Company. Such appointments are referred to shareholders at the next available opportunity for election in general meeting.

Audit Committee

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year:

- to review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made; and
- to review the draft financial statements and auditor review reports at year end and half year and recommend acceptance or otherwise thereof to the Board.

Members of the audit committee are:
Nicholas T Sibley – Chairman
James H Slade
Catherine E Markus
Patrick D Quirk (appointed 17 July 2002)

Remuneration Committee

The remuneration committee, established by the board of directors, determines and reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

Members of the remuneration committee are:
Nicholas T Sibley - Chairman
James H Slade
Catherine E Markus (appointed 17 July 2002)
Patrick D Quirk (appointed 17 July 2002)

Aquarius Share and Option Plan

The remuneration committee also administers the Company's Share and Option Plan (Plan) which was established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plan will be at the discretion of the remuneration committee, having regard to:

(a) the seniority of the participant and the position the participant occupies with the relevant company
(b) the length of service of the participant with the company or any subsidiary
(c) the record of employment of the participant with the relevant company
(d) the potential contribution of the participant to the growth and profitability of the relevant company, and
(e) any other matters which the committee considers relevant.

The nature and amount of the directors' and officers' emoluments are linked to the company's financial and operational performance. All executive directors and employees have the opportunity to qualify for participation in the Plan. Details regarding the grant of shares and options under the Plan are provided in note 27 to the financial statements.







Internal control framework

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the Board has instigated an internal control framework that can be described under the following headings:

- **Financial reporting**

  There is a budgeting system with an annual budget approved by the directors. Actual results are reported against budget and revised forecasts for the year are prepared and presented to the board regularly. The company reports to shareholders yearly and files quarterly reports with the ASX and the LSE. Procedures are also in place to ensure that price sensitive information is reported to the ASX and the LSE in accordance with Continuous Disclosure Requirements.

- **Quality and integrity of personnel**

  The company conducts a comprehensive review of the ability and experience of potential employees prior to appointment. Informal appraisals are conducted regularly with continuous feedback and on the job monitoring and training for all employees.

Ethical standards

Aquarius recognises the need for directors and employees to observe the highest standards for behaviour and business ethics in conducting its business, and intends to maintain a reputation of integrity.

Whilst the company does not currently believe it is of a size to warrant the development of formal ethical guidelines, the directors are at pains to ensure that their actions are appropriate and believe they provide the benchmark for their employees.

Environment

The company aims to ensure a high standard of environmental care is achieved and to ensure compliance as a minimum with World Bank Standards or national operating standards for environmental management programmes.

Business risks

The board adopts practices designed to identify significant areas of business risk and to effectively manage those risks in accordance with the company's risk profile. Where necessary, the Board draws on the expertise of appropriate external consultants to assist in dealing with or mitigating risk.

The company's main areas of risk include.

- exploration, development and mining;
- fluctuating commodity prices and exchange rates;
- political and economic climate in its areas of operation.



Consolidated income statement

For the year ended 30 June (USD000)

	Note	2002	2001
Revenue	3	**94,922**	98,046
Cost of sales	3	**(36,480)**	(32,393)
Gross profit		**58,442**	65,653
Amortisation of fair value uplift of mineral properties	3	**(11,001)**	(3,670)
Gross profit after amortisation of fair value uplift of mineral properties		**47,441**	61,983
Administrative costs	3	**(2,802)**	(3,167)
Other operating costs		**(1,716)**	(1,405)
Profit from operating activities		**42,923**	57,411
Finance costs	3	**(5,557)**	(4,475)
Profit before income tax		**37,366**	52,936
Income tax expense	4	**(14,693)**	(17,612)
Profit from ordinary activities		**22,673**	35,324
Minority interest		**(903)**	(15,545)
Net profit for the year		**21,770**	19,779
Earnings per share			
Basic earnings per share	5	**30.19 cents**	31.95 cents
Diluted earnings per share	5	**30.19 cents**	31.59 cents

The accompanying notes form part of these financial statements.

Consolidated balance sheet

As at 30 June (USD000)

	Note	2002	2001
ASSETS			
Non-current assets			
Receivables	7	**6,775**	–
Investments	8	**90**	18
Property, plant & equipment	9	**297**	286
Exploration, evaluation and development costs	10	**192,064**	182,519
Total Non-current assets		**199,226**	182,823
Current assets			
Cash and cash equivalents	11	**32,306**	33,290
Trade and other receivables	12	**32,241**	29,378
Investments	13	**6**	6
Inventories	14	**2,284**	2,244
Other	15	**7**	7
Total current assets		**66,844**	64,925
TOTAL ASSETS		**266,070**	247,748
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	22	**10,934**	10,582
Reserves	23	**76,614**	71,364
Retained earnings	24	**33,228**	15,736
		120,776	97,682
Minority interests	25	**1,300**	3,819
Total capital and reserves		**122,076**	101,501
Non-current liabilities			
Payables	16	**36,065**	–
Interest-bearing borrowings	17	**39,479**	13
Deferred tax liabilities	4	**42,456**	46,380
Provisions	18	**1,008**	850
Total non-current liabilities		**119,008**	47,243
Current liabilities			
Trade and other payables	19	**8,567**	8,272
Interest-bearing borrowings	20	**8**	80,712
Current tax liabilities	4	**16,383**	9,980
Provisions	21	**28**	40
Total current liabilities		**24,986**	99,004
Total liabilities		**143,994**	146,247
TOTAL EQUITY AND LIABILITIES		**266,070**	247,748

The accompanying notes form part of these financial statements.

Consolidated statements of cash flows

For the year ended 30 June (USD000)

	Note	2002	2001
Cash flows from operating activities			
Receipts from customers		**92,266**	91,994
Interest received		**1,264**	2,517
Interest paid and other finance costs		**(2,106)**	(4,475)
Income taxes paid		**(8,024)**	–
Payments to suppliers and employees		**(45,832)**	(44,701)
Net cash inflow used in operating activities		**37,568**	45,335
Cash flows from investing activities			
Payments for mineral exploration		**(140)**	(12,620)
Payments for acquisition of mineral tenements		**(4,036)**	–
Payments for mine development costs		**(26,520)**	(16,918)
Payments for acquisition of outside equity interests in controlled subsidiary Kroondal Platinum Mines Limited		**(1,056)**	(101,762)
Proceeds from sale of property plant and equipment		**18**	3,018
Payments for purchases of equity investments		**(72)**	(18)
Acquisition of plant and equipment		**(35)**	(37)
Proceeds from repayment of loans to other entities		–	17
Net cash outflow used in investing activities		**(31,841)**	(128,320)
Cash flows from financing activities			
Proceeds from issue of shares and options		**425**	54,580
Payments for share issue and listing expenses		–	(783)
Proceeds from borrowings		–	99,566
Repayment of borrowings		**(19)**	(44,719)
Proceeds from new issue of shares to outside equity interest		–	2,528
Return of capital to outside equity interest		**(164)**	(2,207)
Dividends paid		**(4,278)**	–
Net cash inflow (used in)/from financing activities		**(4,036)**	108,965
Net increase in cash held		**1,691**	25,980
Cash at the beginning of the financial year		**33,290**	8,287
Exchange rate fluctuations on opening cash		**(2,675)**	(977)
Cash and cash equivalents at the end of the financial year	11	**32,306**	33,290

The accompanying notes form part of these financial statements.

Consolidated statements of recognised gains and losses

For the year ended 30 June (USD000)

	Note	**2002**	2001
Foreign currency translation adjustments	23	**(1,149)**	(3,019)
Net losses not recognised in the income statement		**(1,149)**	(3,019)
Net profit for the year	24	**21,770**	19,779
TOTAL RECOGNISED GAINS AND LOSSES		**20,621**	16,760

The accompanying notes form part of these financial statements.

1. ACCOUNTING POLICIES

1.1 BASIS OF PREPARATION OF THE FINANCIAL INFORMATION

The consolidated financial statements of the Group have been prepared in accordance with Standards issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

The consolidated financial statements have been prepared under the historical cost accounting convention except where otherwise stated.

During the year the group adopted the revised Standard IAS 39 'Financial Instruments: Recognition and Measurement'. Adoption of IAS 39 involved the following change in accounting policy as applied under the transitional rules detailed in that Standard. Investment securities held by the group were previously carried at cost less any impairment in value. These investments are now designated as available-for-sale under IAS 39 and recorded at fair value. Changes in the fair values of available-for-sale financial assets are recorded as a separate component of equity, until their subsequent disposal, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period. This change in accounting policy has not had any impact on the results of the group for the year ended 30 June 2002 or prior periods.

The consolidated financial information has been rounded to the nearest thousand of US Dollars unless otherwise stated.

1.2 PRINCIPLES OF CONSOLIDATION

The consolidated financial statements comprise the accounts of Aquarius Platinum, the parent company and its controlled subsidiaries, after the elimination of all material intercompany transactions.

Subsidiaries are consolidated from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of controlled entities appears in Note 31.

Acquisitions are accounted for using the purchase method of accounting.

Where the purchase consideration and incidental expenses exceed the fair value of the identifiable net assets acquired, the difference is assigned to fair value adjustment of mining assets and development costs and is amortised using the unit-of-production method based on estimated proven and probable reserves.

The accounts of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Minority interest principally represents the interests in KPM and AQP(SA), not held by the Company.

1. ACCOUNTING POLICIES *(continued)*

1.3 INVESTMENTS

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments which are classified as held for trading and available-for-sale are measured at fair value. Gains or losses on investments held for trading are recognised in income. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange-quoted market bid prices at the close of business on 30 June. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

1.4 DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS

As there is no International Accounting Standard addressing Exploration, Evaluation and Development costs relating to extractive industries, Aquarius Platinum is accounting for such costs in accordance with Australian Accounting Standard 1022 "Accounting for the Extractive Industries".

Exploration and evaluation costs on mineral exploration tenements are accumulated separately for each area of interest (an individual geological area which is considered to constitute a favourable environment for the presence of a mineral deposit or has been proven to contain such a deposit) and are carried forward on the following basis:

(a) Each area of interest is considered separately when deciding whether and to what extent to carry forward or write off exploration and evaluation costs.

(b) Rights to tenure of the area of interest are current and provided further that one of the following conditions are met:

- such costs are expected to be recouped through successful development and exploitation of the area of interest or alternatively, by its sale, or
- exploration and/or evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in relation to the area are continuing. Exploration and evaluation costs accumulated in respect of each particular area of interest include only net direct expenditure.

1. ACCOUNTING POLICIES *(continued)*

(c) The carrying values of mineral exploration tenements are reviewed by directors where results of exploration and/or evaluation of an area of interest are sufficiently advanced to permit a reasonable estimate of the costs expected to be recouped through successful development and exploitation of the area of interest or by its sale. Expenditure in excess of this estimate is written off to the profit and loss account in the period in which the review occurs.

Mineral rights and mining claims which are being depleted are amortised over their estimated useful lives using the unit of production method based on proven and probable ore reserves.

Mine development costs incurred to develop new ore bodies, to define further mineralisation of existing ore bodies and to expand the capacity of the mine are capitalised. Development costs to maintain production are expensed as incurred against related production. Amortisation is first charged on new mining ventures from the date on which production reaches commercial quantities.

Mine development costs are amortised using the unit of production method based on estimated proven or probable ore reserve. Proven and probable reserves reflect estimated quantities of commercially recoverable resources, which can be recovered in future from known mineral deposits.

Mine plant is amortised using the lesser of its useful life or unit of production method based on estimated proven or probable ore reserves. Building and equipment, which includes vehicles and furniture, are depreciated on a straight line basis, at rates which will reduce their book values to estimated residual values over their expected useful lives.

1.5 FOREIGN CURRENCIES

Translation of foreign currency transactions: Transactions in foreign currencies of entities within the Aquarius Platinum Group are converted to local currency at the rate of exchange ruling at the date of the transaction.

Translation of financial statements of foreign entities: The operations of overseas entities which are not deemed an integral part of the parent company's operations as each is financially and operationally independent of the parent are considered foreign entities. The assets and liabilities of foreign entities are translated at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the profit or loss on sale.

All overseas operations which are deemed integrated as each is financially and operationally interdependent of the parent company are considered foreign operations. At the balance sheet date, foreign operation's monetary assets and liabilities are converted at year-end exchange rates. Non-monetary items are reported using the exchange rate at the date of the transaction. All resulting exchange differences arising on settlement or re-statement are recognised in the income statement for the period.

1. ACCOUNTING POLICIES *(continued)*

1.5 FOREIGN CURRENCIES (continued)

Change in classification: During the year, a South African subsidiary, AQP(SA), became a self-sustaining foreign entity following the purchase of the Kroondal mining operations. In the current year, foreign currency translation losses relating to AQP(SA) of USD6,834,436 were recognised in shareholders' equity in the foreign currency translation reserve. There would have been no effect on the profit or loss for the prior period had the change in classification occurred at the beginning of the year.

1.6 PROPERTY, PLANT AND EQUIPMENT

Costs and valuation: All items of property, plant and equipment are initially recorded at cost. The carrying amounts are subsequently reviewed to assess whether they are recorded in excess of their recoverable amount, and where carrying values exceed this recoverable amount assets are written down to their recoverable amount.

Depreciation: Plant and equipment, including assets held under lease / hire purchase, are depreciated at rates based on the expected useful economic life of each item, using the straight line and units of production methods. The major depreciation rates for all periods presented are:

Furniture and fittings:	3 to 5 years
Leasehold improvements:	the lease term
Plant and equipment, including assets held under lease/hire purchase:	3 to 5 years

1.7 RECOVERABLE AMOUNT

Where the carrying value of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. At each balance date, the directors review the carrying values of non-current assets to determine whether there is objective evidence that an asset or group of assets may be impaired.

1.8 REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
Interest: Revenue is recognised as the interest accrues on interest-bearing cash deposits.

Sale of goods: Revenue on sale of goods is recognised when control of the goods has passed to the buyer.

1.9 INCOME TAXES

Deferred income tax is provided using the liability method, on all taxable temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible taxable temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible taxable temporary differences, carry forward of unused tax assets and unused tax losses can be utilised.

1. ACCOUNTING POLICIES *(continued)*

1.9 INCOME TAXES (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

1.10 EMPLOYEE ENTITLEMENTS

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave, sick leave and other benefits expected to be settled within twelve months of the balance date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of estimated future cash outflows.

The value of the Directors' and Employees' Share and Option Scheme described in Note 27 is not being charged as an employee entitlement expense.

1.11 LOANS AND BORROWINGS

Loans and borrowings are initially recognised at cost, being the consideration received. After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost. Amortised cost is calculated by taking into account any discount or premium on settlement. Liabilities which are held for trading are subsequently measured at fair value.

Borrowing costs are recognised as expenses in the period in which they are incurred, except to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset, in which case, borrowing costs are capitalised as part of the cost of that asset.

1.12 TRADE AND OTHER PAYABLES

Liabilities for trade and other payables, which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether billed or not billed to the group.

1.13 PROVISIONS

Provisions are recognised when the Aquarius group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

1.14 CASH

Cash and cash equivalents include cash on hand and in banks, and deposits on call which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value, net of outstanding bank overdrafts.

1. ACCOUNTING POLICIES *(continued)*

1.15 INVENTORIES

Inventories comprise consumables, reef ore stockpiled and concentrate awaiting further processing, and are valued at the lower of cost and net realisable value. Cost is determined on the average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure, which approximates production cost.

1.16 TRADE AND OTHER RECEIVABLES

Trade receivables include actual invoiced sales as well as sales of PGM concentrate for which deliveries have been made, and the risks and rewards of ownership have passed but not yet been invoiced. Sale of PGM concentrate is settled in USD, based on the average market price of the month ruling three months after the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on 90% of the latest available average mineral price multiplied by the spot rate ruling at 30 June 2002.

1.17 ENVIRONMENTAL REHABILITATION EXPENDITURE

The estimated cost of final rehabilitation following the cessation of the mining operation is based on current legal requirements and existing technology and is assessed annually. Environmental rehabilitation costs are recognised over the periods in which an obligation arises using the unit of production method based on estimated proven and probable reserves.

1.18 SHARE CAPITAL

Share capital is recognised at the fair value of the consideration received by the company.

1.19 LEASES

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

1.20 COMPARATIVES

The comparative information relates to the corresponding prior period. Where necessary, comparative information has been reclassified and repositioned for consistency with the current year disclosures.

A deferred tax liability in respect of the acquisition of KPM was recognised during the year in accordance with IAS 12: Income Taxes. This has had no effect on net assets or profit for the current year or the prior year.

2. SEGMENT INFORMATION

(a) Segment products and locations

The consolidated entity's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The group operates in three predominant geographical segments, South Africa, Bermuda and Australia. All mining and exploration operations take place in South Africa.

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities.

(b) Segment accounting policies

The group generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2002 (USD000)	Bermuda	South Africa	Australia	Consolidated
External sales	–	88,499	–	88,499
External other revenues	483	5,441	499	6,423
Intersegment revenues	1,254	–	2,805	4,059
Eliminations				(4,059)
Segment revenue	1,737	93,940	3,304	94,922
Segment result	(3,066)	46,104	(115)	42,923
Finance costs				(5,557)
Group profit before tax				37,366
Income tax expense				(14,693)
				22,673
Minority interest				(903)
Net profit				21,770
Segment assets	14,786	250,157	1,127	266,070
Segment liabilities	218	143,612	164	143,994
Other information:				
Capital expenditure	–	37,493	101	37,594
Amortisation	–	11,001	–	11,001
Depreciation	–	5,310	63	5,373
Non-cash expenses other than depreciation and amortisation	4,964	–	5	4,969

2. SEGMENT INFORMATION *(continued)*

(c) *Geographical segments*

30 June 2001 (USD000)	Bermuda	South Africa	Australia	Consolidated
External sales	–	90,806	–	90,806
External other revenues	1,006	5,517	717	7,240
Intersegment revenues	973	–	–	973
Eliminations				(973)
Segment revenue	1,979	96,323	717	98,046
Segment result	(1,741)	59,093	59	57,411
Finance costs				(4,475)
Group profit before tax				52,936
Income tax expense				(17,612)
				35,324
Minority interest				(15,545)
Net profit				19,779
Segment assets	20,751	225,956	1,041	247,748
Segment liabilities	236	145,919	92	146,247
Other information:				
Capital expenditure	–	109,341	57	109,398
Amortisation	–	3,670	–	3,670
Depreciation	–	2,842	59	2,901
Non-cash expenses other than depreciation and amortisation	–	–	85	85

(d) Business segments

30 June 2002 (USD000)	Mining and Exploration	Corporate, investment & other	Consolidated
Segment revenue	93,169	1,753	94,922
Segment assets	226,597	39,473	266,070
Capital expenditure	37,493	101	41,606

30 June 2001 (USD000)	Mining and Exploration	Corporate, investment & other	Consolidated
Segment revenue	94,277	3,769	98,046
Segment assets	213,986	33,762	247,748
Capital expenditure	109,362	36	109,398

For the year ended 30 June (USD000)

	2002	2001
3. PROFIT FROM ORDINARY ACTIVITIES		
Included in the profit/(loss) before income tax are the following revenue/(expense) items:		
Revenue		
Product sale	**88,499**	90,806
Interest revenue - bank deposits	**1,264**	2,517
Gain on disposal of controlled entities	**-**	262
Gain on sale of marketable securities	**-**	352
Foreign exchange gain	**4,678**	4,109
Other income	**481**	–
Total Revenue	**94,922**	98,046
Cost of sales		
Includes the following expense items -		
Amortisation and depreciation	**(5,310)**	(2,842)
Costs of inventories recognised as an expense	**(30,867)**	(29,078)
Royalties	**(303)**	(473)
	(36,480)	(32,393)
Amortisation		
Amortisation of fair value uplift of mining properties	**(11,001)**	(3,670)
Administrative costs		
Advertising and promotion	**(76)**	(95)
Audit, tax and accounting	**(368)**	(300)
Directors' fees	**(193)**	(173)
Legal fees	**(237)**	(310)
Printing and stationery	**(66)**	(39)
Rental on operating leases	**(82)**	4
Share issue and option expenses	**-**	(563)
Subscription and conferences	**(48)**	(45)
Superannuation	**(15)**	(12)
Telephone and facsimile	**(49)**	(52)
Travel	**(600)**	(572)
Wages and salaries	**(150)**	(172)
Other	**(918)**	(838)
Total Administrative Costs	**(2,802)**	(3,167)
Other operating costs		
Consulting fees	**(1,653)**	(1,261)
Depreciation of plant and equipment	**(63)**	(59)
Mineral exploration expenditure written off	**-**	(85)
Total Other Operating Costs	**(1,716)**	(1,405)
Finance costs		
Interest expense – loans and borrowings	**(5,557)**	(4,475)

For the year ended 30 June (USD000)

	2002	2001
4. INCOME TAX		
Major component of tax expense for the year:		
Current foreign	**16,509**	10,602
Deferred foreign	**(1,816)**	7,010
Income tax expense before minority interest	**14,693**	17,612

As a Bermudan corporation, Aquarius Platinum has no tax liability under the domestic jurisdiction with respect to income derived. Certain of its foreign derived income may, however, be subject to the tax applicable in the countries from which such income is derived.

The group's effective tax rate in 2002 was 39.3% (2001 – 33.3%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate for the years ended 30 June was as follows:

	2002	2001
Profit from operating activities before income tax	**37,366**	52,936
At South African statutory income tax rate of 30% (2001 – 30%)	**11,210**	15,881
Losses of parent company not subject to taxation	**2,500**	1,501
Unrecognised tax losses	**35**	89
Expenditure not allowable for income tax purposes	**948**	246
Other	**–**	(105)
At effective income tax rate of 39.3% (2001 – 33.3%)	**14,693**	17,612
Current tax liabilities		
Tax payable	**16,383**	9,980
Deferred tax liabilities		
Capital allowances	**11,609**	13,394
Employee benefits	**(22)**	(121)
Mine closure costs	**(114)**	15
Fair value adjustment on acquisition	**30,983**	33,092
Deferred tax liability	**42,456**	46,380

Deferred tax liability includes capital expenditure allowances already claimed by certain South African controlled entities and at 30 June 2002, there were unredeemed capital expenditure allowances for tax purposes amounting to ZAR269,651,770 (USD26,003,064) [2001: ZAR56,033,807 (USD6,957,610)].

At 30 June 2002, the potential benefit of tax losses of a foreign controlled entity has not been brought to account in these financial statements as it is not probable that the benefit will flow to that entity.

For the year ended 30 June (USD000)

	2002	2001
5. EARNINGS PER SHARE		
(a) Basic earnings per share - cents per share	**30.19 cents**	31.95 cents
Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.		
(b) Diluted earnings per share - cents per share	**30.19 cents**	31.59 cents
Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).		
(c) Reconciliations		
Net profit	**22,673**	35,324
Adjustments		
Net profit attributable to outside equity interest	**(903)**	(15,545)
Earnings used in calculating basic and diluted earnings per share	**21,770**	19,779
	Number of shares	Number of shares
Weighted average number of shares used in the calculation of basic earnings per share	**72,109,946**	61,909,448
Effect of dilutive securities		
Share options	-	690,618
Adjusted weighted average number of shares used in the calculation of *diluted earnings per share*	**72,109,146**	62,600,066

6. DIVIDEND PROPOSED

A dividend of 4 cents (USD0.04) per common share has been proposed for the year ended 30 June 2002.

For the year ended 30 June (USD000)

	2002	2001
7. RECEIVABLES – (NON-CURRENT)		
Loans – AQP Share Plan	6,770	–
Loans – other corporations	5	–
	6,775	–

Details of the Aquarius Platinum Limited Share Plan are disclosed in note 27.

	2002	2001
8. INVESTMENTS – (HELD TO MATURITY)		
Shares in other corporations at cost	90	18

9. PROPERTY, PLANT & EQUIPMENT

at 30 June 2002	Furniture and fittings	Plant and equipment	Leasehold improvements	Plant and equipment under lease	Total
Beginning carrying value	67	99	93	27	286
Additions	2	14	24	61	101
Disposals	–	(4)	–	(23)	(27)
Depreciation	(14)	(28)	(13)	(8)	(63)
Ending carrying value	55	81	104	57	297
At cost	94	162	141	61	458
Provision for depreciation	(39)	(81)	(37)	(4)	(161)
	55	81	104	57	297
at 30 June 2001					
Beginning carrying value	76	2,674	107	32	2,889
Additions	7	29	1	–	37
Disposals	–	(2,581)	–	–	(2,581)
Depreciation	(16)	(23)	(15)	(5)	(59)
Ending carrying value	67	99	93	27	286
At cost	95	168	129	39	431
Provision for depreciation	(28)	(69)	(36)	(12)	(145)
	67	99	93	27	286

For the year ended 30 June (USD000)

	2002	2001
10. DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS		
Deferred exploration and evaluation costs		
Opening balance	**19,035**	4,026
Exploration and evaluation costs acquired/(disposed) during year	**(4,819)**	2,473
Exploration and evaluation costs incurred during year	**23,458**	13,872
Expenditure transferred to development properties	**(40,127)**	–
Costs written off on areas retained	**–**	(85)
Net exchange differences	**(4,005)**	(1,251)
Closing balance	**3,180**	19,035
Mining assets and development costs		
Opening balance	**171,456**	88,615
Mining assets and development costs acquired during year	**4,886**	74,853
Mining assets and development costs incurred during year	**9,216**	16,918
Mining assets disposed of during year	**(28)**	–
Expenditure transferred from exploration and evaluation	**40,127**	–
Net exchange differences	**(13,501)**	(8,929)
	212,156	171,457
Less accumulated amortisation and depreciation	**(23,272)**	(7,973)
Closing balance	**188,884**	163,484
Total	**192,064**	182,519
Accumulated amortisation of mining assets and development costs		
Opening balance	**(7,973)**	(2,008)
Charge for the year as amortisation and depreciation	**(5,310)**	(2,842)
Charge for the year as amortisation of mining properties	**(11,001)**	(3,760)
Net exchange variance adjustment	**1,012**	547
Closing balance	**(23,272)**	(7,973)

In accordance with the economic entity's policy on deferred expenditure, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2002. Exploration expenditure of USD nil (2001:USD85,366) has been written off to the profit and loss account of the group. The value of the mineral exploration tenements carried forward is dependent upon:

a) the continuance of the economic entity's rights to tenure of the areas of interest; and

b) the results of future exploration; and

c) the recoupment of costs through successful development and exploitation; and

d) of the areas of interest or alternatively by their sale.

Mining assets includes capitalised borrowing costs of ZAR37,474,330 (USD3,613,725), (2001: ZAR33,092,067;USD4,108,978).

For the year ended 30 June (USD000)

	2002	2001
11. CASH AND CASH EQUIVALENTS		
Cash on hand and at bank	**29,771**	86
Short-term deposits	**2,535**	33,204
	32,306	33,290

Interest earned from short term deposits ranged from 5% to 13%

	2002	2001
12. TRADE AND OTHER RECEIVABLES (CURRENT)		
Trade receivables	**30,294**	27,884
Other receivables	**1,947**	1,494
	32,241	29,378

Trade and other receivables are primarily denominated and receivable in ZAR and located in South Africa.

	2002	2001
13. INVESTMENTS – (AVAILABLE FOR SALE)		
Shares in other corporations		
- quoted on prescribed stock exchange	**6**	6
14. INVENTORIES		
Ore stock piled at cost	**488**	1,149
PGM concentrates at cost	**1,012**	454
Consumables at cost	**784**	641
Total at lower of cost and net realisable value	**2,284**	2,244
15. OTHER ASSETS (CURRENT)		
Funds held on trust	**7**	7
16. PAYABLES (NON-CURRENT)		
Other payables – other corporations	36,065	–

Other payables refers to the non-interest bearing portion of a loan which is denominated and repayable in ZAR and located in South Africa. Further information on the loan is set out in Note 17(b).

For the year ended 30 June (USD000)

	2002	2001
17. INTEREST-BEARING BORROWINGS (NON CURRENT)		
Hire purchase liabilities	49	13
ZAR loan facility	32,744	–
Loans - other corporations	6,686	–
	39,479	13
Total facility available at 30 June is as follows:		
ZAR loan facility	37,608	–
Unused facility at 30 June is as follows:		
ZAR loan facility	4,864	–

Both the ZAR loan facility and Loans – other corporations were established during the year pursuant to agreements entered into for the Aquarius group restructure.

(a) The ZAR loan facility was made available to a controlled entity in South Africa, AQP(SA), by Investec Bank Limited (Investec). The facility is for a loan of up to ZAR390 million comprising:

- Facility A – a loan of ZAR215 million which was used to repay the outstanding amount under the previous ZAR504 million loan facility. The loan is subject to interest at the Investec prime rate (16% at 30 June 2002) until the Marikana project completion and at the Investec prime rate minus 1.0 per cent post project completion; and
- Facility B – a loan of ZAR175 million which was used to repay the unsecured loan of ZAR124 million and to provide funds for the development of the Marikana Mine. The loan is subject to interest at the Investec Prime Rate minus 1.0 per cent, subject to satisfactory fulfilment of a series of tests indicating that the project has been operating within certain financial and economic parameters.

The term of the facility is four years. It is secured by:

- guarantee by Aquarius;
- guarantee by Implats in respect of Facility B, until completion of the Marikana project;
- fixed and floating charges over all the assets of AQP(SA), including a mortgage/pledge over the shares in AQP(SA) owned by Aquarius; and
- a pledge over the proceeds received from sales of PGM concentrate to Implats.

The principal portion of the loan is repayable in ZAR in 10 equal quarterly instalments commencing on the earlier of 1 October 2003 or the completion of the Marikana project. Interest on the loan is payable quarterly in arrears.

(b) Loans – other corporations is the interest-bearing portion of a loan of ZAR443,333,584 (USD42,751,551) payable to Implats comprising:

- an amount of ZAR360,399,184 which arose pursuant to the purchase of loan claims from Investec; and
- an amount of ZAR82,934,400 which arose pursuant to the purchase of 2,591,700 shares in a controlled entity, KPM, by Aquarius.

The loan is unsecured with no fixed terms of repayment. An amount of ZAR373,990,690 (USD36,064,676 as disclosed in Note 16) is non-interest bearing whereas the balance of ZAR69,342,894 (USD6,686,875) is subject to interest at the Investec prime rate minus 1.0 per cent.

For the year ended 30 June (USD000)

	2002	2001
18. PROVISIONS (NON CURRENT)		
Provision for closure costs	**1,008**	850
Movement in provision:		
Balance at beginning of year	**850**	–
Additional provision	**348**	850
Net exchange differences	**(190)**	–
Balance at end of year	**1,008**	850

19. TRADE AND OTHER PAYABLES (CURRENT)

	2002	2001
Trade payables	**7,654**	7,889
Amounts owing to former shareholders	**6**	6
Other payables – other corporations	**907**	377
	8,567	8,272

Trade payables are predominantly denominated and repayable in ZAR and located in South Africa.

20. INTEREST-BEARING BORROWINGS (CURRENT)

	2002	2001
Hire purchase liabilities	8	4
Other loans	–	80,708
	8	80,712

Other loans at 30 June 2001 were repaid during the year and comprised the following loans located in South Africa and denominated in ZAR:

(a) Loan of ZAR504,000,000 (USD64,984,657) provided to AQP(SA). It was secured by a guarantee given by Implats over its deposit of ZAR561,000,000 placed with the lending bank, Investec. The loan was subject to interest at one percentage point above the mid-market rate for deposits in ZAR. Part of the loan claim was purchased by Implats. The remainder of the balance was repaid with funds obtained from the new long-term loan facilities. Details of these facilities and loan movements are disclosed in Note 17.

(b) Loan of ZAR124,800,000 (USD15,724,394) provided to AQP(SA). It was unsecured and subject to interest calculated at the mid-market rate for deposits in South African Rand applicable to an ensuing quarter. The loan was repaid with the funds obtained from the new long-term loan facilities as disclosed in note 17 (a).

For the year ended 30 June (USD000)

	2002	2001
21. PROVISIONS (CURRENT)		
Provision for employee entitlements	**28**	40
22. ISSUED CAPITAL		
(a) Authorised capital		
500,000,000 (2001: 500,000,000) common shares with a par value of USD0.15 each	**75,000**	75,000
5 (2001: 5) "A" class shares with a par value of USD2,400 each	**12**	12
	75,012	75,012
(b) Issued capital		
72,891,234 (2001: 70,546,234) common shares of USD0.15 each fully paid	**10,934**	10,582
All common shares carry one vote per share without restriction.		
(c) Movement in issued capital		
Balance at beginning of year	**10,582**	7,230
415,000 (2001: 10,605,000) shares issued pursuant to a Scheme of Arrangement entered into between Aquarius Platinum and the shareholders of AQS in August 1999	**62**	1,591
200,000 (2001: Nil) shares issued at GBP1.15 each pursuant to the exercise of AQP options	**30**	–
1,730,000 (2001: Nil) shares issued at USD3.57 each (1,630,000 shares) and USD4.96 each (100,000 shares) pursuant to a Share Plan as disclosed in Note 27	**260**	–
Nil (2001: 8,740,000) shares issued pursuant to a placement at GBP2.85 per share in December 2000	–	1,311
Nil (2001: 3,000,000) shares issued pursuant to a placement at GBP2.85 per share in March 2001	–	450
Balance at end of year	**10,934**	10,582

Pursuant to the Scheme of Arrangement entered into between Aquarius Platinum and AQS in August 1999, upon the exercise of each AQS option or Exchangeable Capital Unit, the holder of each security will be obliged to transfer the resulting AQS shares to the parent entity in exchange for one fully paid common share in the parent entity.

	Number of options	Number of options
(d) Share options granted by Aquarius		
The parent entity has granted the following options over fully paid common shares exercisable:		
- at GBP 2.50 per share pursuant to the Aquarius Option Plan	1,715,000	–
- at GBP1.15 per share on or before 1 May 2010	–	500,000
	1,715,000	500,000

Details of the Aquarius Platinum Limited Share Plan are disclosed in note 27.

For the year ended 30 June (USD000)

	2002	2001
22. ISSUED CAPITAL ***(continued)***	**Number of options**	Number of options
(e) Share options granted by AQS (refer to note 22(c))		
AQS has granted the following options over ordinary fully paid shares exercisable:		
- at AUD0.5575 per share on or before 18 November 2002	–	100,000
- at AUD0.4943 per share on or before 23 December 2002	–	100,000
- at AUD0.4069 per share on or before 17 April 2003	–	150,000
- at AUD0.5575 per share on or before 17 April 2003	–	15,000
- at AUD0.44 per share on or before 20 January 2004	–	50,000
	–	415,000
(f) Share options cancelled by Aquarius Platinum		
The following options over fully paid common shares have been cancelled:		
- exercisable at GBP1.15 per share on or before 1 May 2010	**300,000**	–

23. RESERVES

	2002	2001
Share premium reserve	**83,214**	76,815
Foreign exchange reserve	**(6,600)**	(5,451)
	76,614	71,364
Movement in reserves:		
(a) Share premium reserve		
Balance at beginning of year	**76,815**	22,014
Premium on shares issued during the year	**6,399**	55,584
Costs of equity raising offset against share issue proceeds	–	(783)
Balance at end of year	**83,214**	76,815

The share premium reserve is used to accumulate proceeds received from shares issued above their par value. The reserve may be used to issue bonus shares.

	2002	2001
(b) Foreign currency translation reserve		
Balance at beginning of year	**(5,451)**	(2,432)
Realisation of reserve on transfer of assets	**5,426**	–
Realisation of reserve on return of capital	–	7,832
Loss on translation of overseas controlled entities	**(6,575)**	(10,851)
Balance at end of year	**(6,600)**	(5,451)

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of self-sustaining foreign operations.

For the year ended 30 June (USD000)

	2002	2001
24. RETAINED EARNINGS		
Balance at beginning of year	**15,736**	3,789
Transfer from foreign currency translation reserve of controlled entity following its reduction of capital	–	(7,832)
Interim dividend paid	**(2,822)**	–
Net profit for the year	**21,770**	19,779
Balance at end of year	**33,228**	15,736

	2002	2001
25. MINORITY INTEREST		
Reconciliation of outside equity interests in controlled entities:		
Opening balance	**3,819**	24,827
Add: share in post acquisition equity movements of KPM	**695**	10,748
Less: dilution of minority interest in net assets of KPM	**(3,869)**	(32,338)
Add: minority interest in net assets of AQP(SA)	**668**	645
Less: dilution of interest in net assets in AQP(SA)	**(13)**	–
Less: minority interest in net assets of Resources Investments Pte Ltd	**–**	(63)
Closing balance	**1,300**	3,819
Minority interest comprises:		
Issued capital	**–**	5
Reserves	**397**	532
Retained earnings	**903**	3,282
	1,300	3,819

Minority interest at 30 June 2002 consists of 0.1% (2001: 5.43%) interest in KPM (USD nil; 2001: USD3,174,430) and 25% (2001: 25.5%) interest in AQP(SA) (USD1,299,651; 2001: USD644,431).

At 30 June 2002, Aquarius group held 99.9% interest in KPM (2001: 94.57%), and 75% interest in AQP(SA) (2001: 74.5%).

26. EXPENDITURE COMMITMENTS

(a) Operating Leases (non-cancellable)	2002	2001
Not later than 1 year	163	126
Later than 1 year but not later than 5 years	557	504
Over 5 years	–	52
	720	682

These commitments represent payments due for leased premises under a non-cancellable operating lease.

For the year ended 30 June (USD000)

	2002	2001
26. EXPENDITURE COMMITMENTS (continued)		
(b) Capital Expenditure (non-cancellable)		
Not later than 1 year	27,791	9,177
Later than 1 year but not later than 5 years	–	–
Over 5 years	–	–
	27,791	9,177

These commitments represent contractual payments relating to development activities at the Marikana and Kroondal projects.

(c) Other Commitments

Precious metal claims held under Deed of Transfer of Claim Licences (8/98) are subject to the payment to a third party of one US Dollar per metric tonne of platinum group metals ore removed from the claim areas that in the purchaser's sole discretion is suitable for economic processing by the purchaser.

27. EMPLOYEE ENTITLEMENTS

Directors' and Employees' Share and Option Plans

The Share Option Scheme established on 17th June 1999 was replaced by a Share Plan and Option Plan pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3rd December 2001. Participation in these plans is detailed in the corporate governance statement.

Options granted under the Share Scheme are non-transferable and exercisable over three years commencing 12 months after the date granted. Each option entitles the holder to one fully paid ordinary share which ranks equally in all respects with other shares on issue.

During the year, 625,000 options (2001: nil) over ordinary fully paid shares in Aquarius and 750,000 shares (2001: nil) in Aquarius were granted and issued under the respective Plans to two directors as approved by shareholders at a general meeting.

Pensions and Other Post Employment Benefit Plans

The Group participates in employee pension plans for all employees in Australia and certain management staff in South Africa. The Australian plan covers defined contributions required under the applicable Australian law. The South African plan is a defined contribution scheme which is a self insured fund governed by the Pensions Funds Act. Contributions made by the group in respect of these obligations during the year amounted to ZAR776,661 (USD76,533), (2001: ZAR311,106, USD41,038) and ranged from 8% to 20% of the employees' base salary.

For the year ended 30 June (USD000)

	2002	2001
28. REMUNERATION OF DIRECTORS		
Total remuneration of directors of Aquarius Platinum in respect of the financial year	**346**	173
29. REMUNERATION OF EXECUTIVES		
Total remuneration of executives of Aquarius Platinum in respect of the financial year	**303**	108

30. RELATED PARTIES

Transactions with directors and director-related entities

During the financial year, fees were paid in the normal course of business to directors and director-related entities of Aquarius Platinum for the provision of services by directors and their staff and consultants to the Aquarius group at normal commercial rates, as follows:

	2002	2001
MAA Securities Limited (MAP Adams) for financial and advisory services	–	257,000
Athlone International Consulting Pty Ltd (EFG Nealon) for geological services	75,000	50,800
Mundi Investments Pty Ltd (CR Munro) for financial services	270,667	142,600
Liddell Associates (KS Liddell) for geological services	–	148,353
	345,667	598,753

The above amounts are not included in remuneration of directors (note 28).

Equity Interests of Directors

Equity interests held in Aquarius by directors of the parent entity and their director-related entities at 30 June 2002 are as follows:

	Aquarius fully paid common shares	AQP unlisted options over ordinary shares
Nicholas T Sibley	711,459	–
Edward F G Nealon	750,000	–
Stuart A Murray	–	(i) 625,000
Walter E Vorwerk	–	–
James H Slade	350,000	–
Catherine E Markus	–	–
Craig R Munro	–	–

(i) denotes options exercisable at GBP2.50 per share pursuant to the terms and conditions of the Aquarius Option Plan.



For the year ended 30 June (USD000)

30. RELATED PARTIES (continued)

Transactions within the group

During the financial year, unsecured loan advances were made by controlled entities within the consolidated entity and between controlled entities and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the consolidated entity.

31. CONTROLLED ENTITIES

	Number of ordinary shares in issue 2002	Number of ordinary shares in issue 2001	Effective holding % 2002	Effective holding % 2001
Subsidiary Companies				
Details of subsidiary companies as at 30 June 2002 are as follows:				
Name of Entity				
Aquarius Platinum (Australia) Limited	41,994,234	41,994,234	100	100
Kroondal Platinum Mines Limited	55,416,698	54,988,363	99.9	94.57
Malfeb (Pty) Ltd	100	100	100	100
Rossal No:9 (Pty) Ltd	100	nil	100	nil
Magaliesburg Properties (Pty) Limited	10	nil	75	nil
Aquarius Platinum (South Africa) (Pty) Ltd	1,000	1,000	75	74.5

(a) Investments in controlled entities

Name of Entity	Country of incorporation	Country of operation	Class of shares
Aquarius Platinum (Australia) Limited	Australia	Australia	Ordinary
Kroondal Platinum Mines Limited	South Africa	South Africa	Ordinary
Malfeb (Pty) Ltd	South Africa	South Africa	Ordinary
Rossal No:9 (Pty) Ltd	South Africa	South Africa	Ordinary
Magaliesburg Properties (Pty) Limited	South Africa	South Africa	Ordinary
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	South Africa	Ordinary

31. CONTROLLED ENTITIES ***(continued)***

(b) Corporate restructure

In May 2002, the Aquarius group completed a shareholder approved restructure of the group which involved the following significant transactions:

(i) Acquisition by Aquarius of an additional 0.5% interest in AQP(SA) from Implats for ZAR338,181 (USD32,300). As a result, Aquarius' interest in AQP(SA) increased to 75%, and Implats held 25%;

(ii) Acquisition of 2,591,700 shares in the capital of KPM (representing 4.89% of the total issued shares) previously held by Implats for ZAR82,934,400 (USD7,316,665). As a result, Aquarius group's interest in KPM increased to 99.9% and minority shareholders in KPM held 0.1%; and

(iii) KPM shareholders approved the sale of its entire business as of 31 March 2002 to AQP(SA) for ZAR1,773,334,336 (USD156,447,670);

(iv) Subsequent to the disposal of its entire business to AQP(SA), KPM had as its only asset, a ZAR1,773,334,336 (USD156,447,670) loan receivable from AQP(SA). KPM shareholders approved the distribution of the said loan receivable from AQP(SA) by way of a return of capital of ZAR4,678,553 (USD412,753) and the distribution of a dividend in specie of ZAR1,768,655,783 (USD156,034,917).

Following the return of capital and the distribution of the dividend in specie and as at 30 June 2002, the net equity of KPM was ZAR1.

Certain loan transactions with non-group entities were either settled or generated as part of the group restructure and these are further disclosed in notes 17 and 20.

(c) Details of acquisition and disposal of controlled entities during the year are as follows:

During August 2001, AQP(SA) acquired 100% of the issued capital of Magaliesberg Properties (Proprietary) Limited for ZAR45,438,162 (USD4,818,598) to secure certain undivided portions of the Spruitfontein mineral rights relating to the Marikana project.

Details of the acquisition are as follows:	**2002 USD000**
Fair value of identifiable net assets of controlled entity acquired:	
Exploration and evaluation expenditure	4,819
Consideration:	
Cash paid	4,037
Payment of incidental costs	782
	4,819

31. CONTROLLED ENTITIES *(continued)*

During August 2001, Aquarius acquired 100% of the issued capital of Rossal No.9 (Pty) Ltd for ZAR100 (USD10).

Details of the acquisition are as follows:	2002 USD
Fair value of identifiable net assets of controlled entity acquired:	
Cash	10
Consideration:	
Cash paid	10

(d) Auditors of Aquarius Platinum Limited Group companies during the year:

	Year Ended 30 June 2002	Year Ended 30 June 2001
Aquarius Platinum Limited	Ernst & Young	Ernst & Young
Aquarius Platinum (Australia) Limited	Ernst & Young	Ernst & Young
Kroondal Platinum Mines Limited	KPMG	KPMG
Malfeb (Pty) Ltd	KPMG	KPMG
Rossal No:9 (Pty) Ltd	KPMG	–
Magaliesburg Properties (Pty) Limited	KPMG	–
Aquarius Platinum (South Africa) (Pty) Ltd	KPMG	KPMG

32. FINANCIAL INSTRUMENTS

The carrying amount of recognised financial instruments approximates their net fair value.

The Group is exposed to market risk, including primarily changes in interest rates and currency exchange rates. The Group does not hold or issue derivative financial instruments.

Interest rate risk

The Group is exposed to interest rate cash flow risk on loans that are subject to floating interest rates.

Foreign currency risk

The Group is exposed to foreign exchange movements on its net investment in foreign subsidiaries.
Sale of PGM concentrate by AQP(SA) is priced in USD based on the average market price of the month ruling three months after the month of delivery. Accordingly its revenue recognition is exposed to foreign exchange movements.

32. FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk arising from the inability of a counterparty to meet its obligations under the terms of a contract with the Group relates mainly to trade receivables of AQP(SA) which are settled three months after the month of delivery. The Group's maximum exposure to credit risk in the event the counterparty fails to perform its obligations as at 30 June 2002 is the carrying amount of the Trade Receivables in the balance sheet. The Group believes that such risk, however, is minimal in view of the credit worthiness of the counterparty.

The Group's maximum exposure to credit risk at 30 June 2002 in relation to each class of recognised financial assets is the carrying amount of these assets as indicated in the balance sheet.

33. SUBSEQUENT EVENTS

1. On 1 July 2002 the company acquired 50% of ZCE Platinum Ltd ("ZCEP") for GBP26,692,307 (USD38.8 million) settled by way of the issue of 6,862,658 shares in Aquarius valued at GBP3.89 per share. ZCEP, which is registered in Mauritius, owns 100% of Mimosa Mining Company (Private) Limited, a company registered in Zimbabwe which exploits the Mimosa platinum property located on the Great Dyke in Central Zimbabwe.

2. On 17 July 2002 the company was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

Directors' declaration

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 30 June 2002 and the performance for the year ended on that date of the consolidated entity; and

(ii) comply with International Accounting Standards; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

WE VORWERK
Director

Perth, W.A.
23 September 2002

Independent audit report

To the Members of Aquarius Platinum Limited

Scope

We have audited the consolidated financial report of Aquarius Platinum Limited for the year ended 30 June 2002, as set out on pages 24 to 53, including the Directors' Declaration. The directors of Aquarius Platinum Limited are responsible for the consolidated financial report. We have conducted an independent audit of the consolidated financial report in order to express an opinion on it to the members of the consolidated entity.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the consolidated financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the consolidated financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the consolidated financial report is presented fairly in accordance with International Accounting Standards so as to present a view which is consistent with our understanding of the consolidated entity's financial position, the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the consolidated financial report of Aquarius Platinum Limited presents fairly in accordance with International Accounting Standards, the financial position of the consolidated entity as at 30 June 2002 and the results of its operations and its cash flows for the year then ended.

Ernst + Young

Ernst & Young
Chartered Accountants

23 September 2002

Hamilton, Bermuda

Shareholder information

1. DISTRIBUTION OF SHAREHOLDERS

The following information was reflected in the company's registers and other records as at 26 September 2002

	Number of shareholders
1 – 1,000	3,137
1,001 – 5,000	1,039
5,001 – 10,000	205
10,001 – 100,000	174
100,001 and over	63
Total	4,618
Total number of common shares of USD0.15 each fully paid	**79,753,892**
Percentage holding of 20 largest holders	70.55%
Number of holders with less than a marketable parcel	299

2. DISTRIBUTION OF OPTION HOLDERS

1,715,000 AQP options are held by option holders distributed as follows:

	Number of option holders at GBP2.50
1 – 1,000	–
1,001 – 5,000	–
5,001 – 10,000	–
10,001 – 100,000	2
100,001 and over	8
Total	**10**
Percentage holding of 20 largest holders	100%
Number of holders with less than a marketable parcel	N/A

3. SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the company:

Shareholder	Number of shares Fully paid shares	Percentage Fully paid shares
JP Morgan Nominees Australia	10,030,326	12.58
Impala Platinum Holdings Ltd	7,141,966	8.96
Zimasco Consolidated Enterprises Limited	6,862,658	8.60
Chase Nominees Limited	5,255,833	6.59
National Nominees Limited	4,541,554	5.69

4. VOTING RIGHTS

Only the shares carry voting rights, which upon a poll are one vote for each share held.

5. TWENTY LARGEST HOLDERS OF FULLY PAID SHARES

	Shareholder	No. of shares	Percentage
1	JP Morgan Nominees Australia	10,030,326	12.58
2	Impala Platinum Holdings Ltd	7,141,966	8.96
3	Zimasco Consolidated Enterprises Limited	6,862,658	8.60
4	Chase Nominees Limited	5,255,833	6.59
5	National Nominees Limited	4,541,554	5.69
6	CDC Financial Services (Mauritius) Ltd	3,000,000	3.76
7	Nutraco Nominees Limited	2,695,578	3.38
8	Citicorp Nominees Pty Ltd	2,405,357	3.02
9	BNY (OCS) Nominees Limited	2,128,094	2.67
10	Morstan Nominees Limited	1,772,127	2.22
11	Chase Nominees Limited	1,351,983	1.70
12	AMP Life Limited	1,265,713	1.59
13	Commonwealth Custodial Services Limited	1,165,589	1.46
14	RBC Global Services Australia Nominees Pty Limited	1,160,483	1.46
15	Vidacos Nominees Limited	1,012,850	1.27
16	Littledown Nominees Limited	965,000	1.21
17	Vidacos Nominees Limited	895,000	1.12
18	Vidacos Nominees Limited	885,000	1.11
19	Citicorp Nominees Pty Limited	883,448	1.11
20	Giltspur Nominees Limited	850,005	1.07
		56,268,564	70.55

6. INCORPORATION AND GENERAL INFORMATION

The company was incorporated in Bermuda as an exempted company and is subject to Bermuda law.

In Australia, the company is registered as a foreign company under the Corporations Law (registration no. A.R.B.N. 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Law dealing with the acquisition of shares (including substantial shareholdings and takeovers). The company has undertaken to comply with the Listing Rules of the Australian Stock Exchange.

Bermuda law does not impose any limitation on the acquisition of securities in the company.

Glossary of terms

The following definitions apply throughout the annual financial statements:

Aquarius or AQP	Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290
AQP(SA)	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius Platinum Limited
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius Platinum Limited
ASX	Australian Stock Exchange
AUD	Australian Dollar
GBP	Great Britain Pound
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa and a strategic partner of Aquarius Platinum Limited
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius Platinum Limited
LSE	London Stock Exchange
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
USD	United States Dollar
ZAR	South African Rand

Disclaimer

Certain forward-looking statements may be contained in this report which include, without limitation, expectations regarding metal prices, estimates of production, operating expenditure, capital expenditure and projections regarding the completion of capital projects as well as the financial position of the company. Although Aquarius believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be accurate. Accordingly, results could differ from those projected as a result of, among other factors, changes in economic and market conditions, changes in the regulatory environment and other business and operational risks.

Kroondal Mine is Aquarius Platinum's primary operation. The mine continued its superior performance during 2002; the expansion programme to increase production from 130,000 to 240,000 PGM ounces per annum was completed in October 2002.



Corporate information

The consolidated financial statements for Aquarius Platinum for the year ended 30 June 2002 were authorised for issue in accordance with a resolution of the directors on 23 September 2002. Aquarius Platinum is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius Platinum is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The registered office of Aquarius Platinum is located at Clarenden House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius Platinum and its consolidated subsidiaries, were exploration of PGM projects, development and mining of PGMs.

The Group operates in two countries and employed 35 employees as of 30 June 2002 (2001: 25).

Executive management
South Africa

CEO – Stuart Murray
CFO – Walter Vorwerk
Mining – Dave Starley
Metallurgy – Phil Rooke
Engineering – Gawie de Wet
New projects – Gordon Ramsay
Project management – Neil Collett
Finance – Graham Ferreira

Investor relations

Walter Vorwerk
+27 11 455 2050
walter@aquariussa.co.za

Melissa Sturgess
+61 894 852 111
melissa@aquariusplatinum.com




AQUARIUS
PLATINUM LIMITED

www.aquariusplatinum.com